UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_______________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
Amendment No. 1

Manhattan Pharmaceuticals, Inc.
(Name of Issuer)

Series A Preferred Stock; Common Stock
(Title of Class of Securities)

563118405
(CUSIP Number)
Opus Point Partners, LLC 787 Seventh Ave., 48th Floor New York, NY 10019 (212) 554-4300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 29, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

1		NAME OF REPORTING PERSONS Opus Point Partners, LLC*
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 142,006,500**
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 142,006,500**
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 142,006,500**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.9%
14		TYPE OF REPORTING PERSON (See Instructions) CO

* The managing member of Opus Point Partners, LLC is Opus Point Partners Management, LLC (“Opus Management”).  Mr. Weiss is a managing member of Opus Management.
** Opus Point Partners, LLC beneficially owns 284,013 shares of Registrant’s Preferred Stock, which votes with the Common Stock on an as-converted basis (each share of Preferred Stock converts into 500 shares of Common Stock).  All information is presented as of January 9, 2012 (the filing date of this Schedule 13D).

1		NAME OF REPORTING PERSONS Michael S. Weiss*
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 63,750,000**
	8	SHARED VOTING POWER 142,006,500***
	9	SOLE DISPOSITIVE POWER 63,750,000**
	10	SHARED DISPOSITIVE POWER 142,006,500***
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 205,756,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.9%
14		TYPE OF REPORTING PERSON (See Instructions) IN

* Mr. Weiss is currently the Executive Chairman, Interim Chief Executive Officer and President of Manhattan Pharmaceuticals, Inc. (“Manhattan”) and a managing member of Opus Management.
** Consists of 7,500,000 shares of Manhattan’s common stock and 112,500 shares of Manhattan’s Series A Preferred Stock, which votes with the Common Stock on an as-converted basis (each share of Preferred Stock converts into 500 shares of Common Stock).
*** Opus Point beneficially owns 284,013 shares of Registrant’s Preferred Stock, which votes with the Common Stock on an as-converted basis (each share of Preferred Stock converts into 500 shares of Common Stock).  The managing member of Opus Point Partners, LLC is Opus Point Partners Management, LLC (“Opus Management”).  Mr. Weiss is a managing member of Opus Management.   All information is presented as of January 9, 2012 (the filing date of this Schedule 13D).

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the Series A Preferred Stock, par value $0.04 per share (the “Preferred Stock”), and common stock (“Common Stock”) of Manhattan Pharmaceuticals, Inc., a Delaware corporation (the “Company”).  The address of the principal executive offices of the Company is 787 Seventh Avenue, 48th Floor, New York, NY 10019.

Item 2.   Identity and Background.

(a)-(c), (f)  The names of the persons filing this Statement (the “Reporting Persons”) are: (1) Opus Point Partners, LLC (“Opus Point”), a Delaware limited liability company; and (2) Michael S. Weiss, a United States Citizen.  The managing member of Opus Point is Opus Point Partners Management, LLC (“Opus Management”).  Mr. Weiss is a managing member of Opus Management.

The principal business of Opus Point is providing investment management services to certain private investment funds.  The business address of each of the Reporting Persons is 787 Seventh Avenue, 48th Floor, New York, NY 10019.

(d)–(e)  During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

The consideration for the shares is a combination of stock and working capital.  See Item 4 below for a complete description of the transaction and source of funds.

Item 4. Purpose of Transaction.

On December 29, 2011, the Company entered into and consummated an Exchange Transaction Agreement with Opus Point and TG Therapeutics, Inc. (“TG”) (an entity controlled by Opus Point) (the “Agreement”).

Under the Agreement, Opus Point exchanged (the “Exchange Transaction”) its shares of common stock in TG (“TG Common Stock”) for shares of Preferred Stock.  The exchange ratio was $2.25, divided by $.04 (the price per share at which the Company issued shares of common stock in the Company in the private offering described below), divided by 500.  As a result Opus Point received 281,250 shares of Preferred Stock.  Furthermore, the Agreement provides that each holder of restricted TG Common Stock outstanding on December 29, 2011 receive restricted shares of Preferred Stock using the same exchange ratio, and such shares will carry the same restrictions that existed prior to the execution of the Agreement.  As a result, Michael S. Weiss received 112,500 shares of Preferred Stock (the Preferred Stock votes with the Common Stock on an as-converted basis (each share of Preferred Stock converts into 500 shares of Common Stock)).  The shares of Series A Preferred Stock held by Mr. Weiss vest as follows: 14,063 on each of November 15, 2012, November 15, 2013, November 15, 2014, and November 15, 2014; 28,123 upon the occurrence of the registrant achieving a particular market capitalization target; and 28,123 upon the occurrence of the registrant achieving a second particular market capitalization target.

Each share of Preferred Stock is convertible into 500 shares of the Common Stock provided that such conversion rights are subject to sufficient available authorized shares of Company Common Stock, which the Company intends to accomplish through the amendment of its Certificate of Incorporation, or a reverse stock split, at the next meeting of its stockholders.

In addition, on December 19, 2011, Opus Point loaned the Company $55,270.68 in operating funds.  Effective at the closing of the Exchange Transaction, the parties agreed to convert the loan into shares of Preferred Stock at the same exchange ratio used in the Exchange Transaction and Opus Point received an additional 2,763 shares of Preferred Stock.  Opus Point received a total of 284,013 shares of Registrant’s Preferred Stock, which votes with the Common Stock on an as-converted basis (each share of Preferred Stock converts into 500 shares of Common Stock).

In connection with the Exchange Transaction, on December 29, 2011, the Company filed a Certificate of Designation with respect to Preferred Stock (the “Certificate”) with the Secretary of State of the State of Delaware.  The Preferred Stock ranks senior to the Common Stock with regard to dividend rights, and has a liquidation preference of $20 per share over the Common Stock and any other junior securities.  The Preferred Stock is convertible into 500 shares of Common Stock provided that prior to conversion, the Company has sufficient authorized Common Stock to effect such conversion.  The Preferred Stock also automatically converts upon a change of control of the Company or the sale of substantially all of the assets of the Company.

The Company completed the initial closing of an offering of its Common Stock on December 30, 2011, issuing 277,285,633 shares of Company Common Stock at a price per share of $0.04 for total gross proceeds, before placement commissions and expenses, of $11,091,425.32.  Mr. Weiss purchased 7,500,000 shares of Common Stock in the offering.

As a result of the above transactions, effective December 29, 2011, Douglas Abel, David C. Shimko and Richard Steinhart resigned from their positions on the Board of Directors of the Company.  Michael McGuinness resigned both his seat as a director and as an officer of the Company, effective December 29, 2011.   Effective December 29, 2011, Michael S. Weiss was appointed Executive Chairman, Interim Chief Executive Officer and President of the Company.

Item 5. Interest in Securities of the Issuer.

(a)
The Reporting Persons in the aggregate beneficially own 7,500,000 shares of Common Stock of the Company (which are solely owned by Mr. Weiss) and 396,513 shares of Preferred Stock (of which 112,500 are solely owned by Mr. Weiss and 284,013 are owned by Opus Point).   In the aggregate the Reporting Persons beneficially own 41.9% of the voting securities of the Company.

(b)
Mr. Weiss has sole voting and dispositive power over 7,500,000 shares of Common Stock and 112,500 shares of Preferred Stock.  Opus Point beneficially owns 284,013 shares of Preferred Stock and Mr. Weiss is deemed to beneficially own such shares due to his affiliation with Opus Point.

(c)	Except as disclosed in this Statement, there have been no sales or purchases with respect to the Company’s Common Stock and Preferred Stock during the past sixty days by any of the Reporting Persons.

(d)
No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of the Common Stock and Preferred Stock.

(e)	Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Company, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

1	Joint Filing Agreement, dated the date hereof, between Opus Point Partners, LLC and Michael S. Weiss.

2
Exchange Transaction Agreement, dated December 29, 2011, by and between the Company, Opus Point Partners, LLC and TG Therapeutics, Inc. (incorporated by reference from Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed January 5, 2012).

3	Certificate of Designations, Preferences and Other Rights of Series A Preferred Stock (incorporated by reference from Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed January 5, 2012).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OPUS POINT PARTNERS, LLC

By: OPUS POINT MANAGEMENT, LLC

By:	s/ Michael S. Weiss
Name:	Michael S. Weiss
Title:	Managing Member

MICHAEL S. WEISS

s/ Michael S. Weiss
Michael S. Weiss, Individually

Exhibit 1
JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13D, dated January 9, 2012, with respect to the shares of common stock and Series A Preferred Stock of Manhattan Pharmaceuticals, Inc. is, and any amendments thereto executed by each of us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to the Schedule 13D and each such amendment.  Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 9th day of January, 2012.

OPUS POINT PARTNERS, LLC

By: OPUS POINT MANAGEMENT, LLC

By:	s/ Michael S. Weiss
Name:	Michael S. Weiss
Title:	Managing Member

MICHAEL S. WEISS

s/ Michael S. Weiss
Michael S. Weiss, Individually